Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321)

pursuant to Rule 425 under

the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

Aquila Municipal Trust Update:

Shareholder Meetings Adjourned to July 15, 2024

As previously communicated, Aquila Investment Management LLC (“Aquila”) and New York Life Investment Management LLC (“New York Life Investments”) announced that they have entered into a definitive agreement for Aquila to sell assets used in its investment advisory business relating to Aquila Municipal Trust (the “Aquila Funds” or each an “Aquila Fund”) to New York Life Investments (the “transaction”). Under the terms of the agreement, the Aquila Funds are proposed to be reorganized into either an existing series or newly created series of MainStay Funds Trust (each, an “Acquiring MainStay Fund”).

Please be advised that the Special Meetings of Shareholders to vote on the proposed Reorganizations were adjourned and the new meeting date is July 15, 2024.

At the Shareholder Meetings, shareholders are being asked to approve an Agreement and Plan of Reorganization relating to their respective Aquila Fund. The proposed Reorganizations are listed below:

Acquired Aquila Funds	Acquiring MainStay Funds

Aquila Tax-Free Trust of Arizona	MainStay MacKay Arizona Muni Fund

Aquila Tax-Free Fund of Colorado	MainStay MacKay Colorado Muni Fund

Aquila Churchill Tax-Free Fund of Kentucky	MainStay MacKay Strategic Municipal Allocation Fund

Aquila Narragansett Tax-Free Income Fund	MainStay MacKay Strategic Municipal Allocation Fund

Aquila Tax-Free Trust of Oregon	MainStay MacKay Oregon Muni Fund

Aquila Tax-Free Fund For Utah	MainStay MacKay Utah Muni Fund

Important Information Concerning the Reorganizations and Shareholder Meeting

•	Shareholders who owned shares of the applicable Aquila Funds as of March 28, 2024 are entitled to vote on the proposed Reorganizations.

•	Shareholders were sent a Proxy Statement/Prospectus and proxy card relating to the Reorganization of their respective Aquila Fund and can vote their shares by phone, internet or mail.

•

If shareholders approve the Reorganizations and all other conditions are satisfied or waived, shareholders of an Aquila Fund will become shareholders of the corresponding Acquiring MainStay Fund, and receive shares of a class of the Acquiring MainStay Fund equal in net asset value to the shares of the Aquila Fund that the shareholders held on the closing day of the Reorganization of their Fund.

•	If the proposed Reorganization for each Aquila Fund is approved at the Shareholder Meeting, the Reorganizations will be completed at the close of business on July 19, 2024.

•	If the proposed Reorganizations are not approved at the Shareholder Meeting, a subsequent communication will be sent to your firm with updated information.

•	The Board of Trustees of Aquila Municipal Trust believes that each Reorganization is in the best interests of Aquila Fund shareholders and recommends shareholders vote “FOR” the Reorganization.

•	Neither the Aquila Funds nor their shareholders are expected to recognize any gain or loss for U.S. federal income tax purposes as a direct result of the Reorganizations.

Your Clients’ Votes are Needed

Shareholders were sent a Proxy Statement/Prospectus and asked to cast their vote promptly. They may vote by touch-tone telephone, by following the instructions on the proxy card for voting via the internet, or completing, signing and returning the proxy card provided by mail.

It is very important for your clients to vote on the proposed Reorganizations for their respective Fund regardless of the number of shares they own. Please encourage your clients to exercise their right to vote.

We hope this information is helpful, and we will continue to keep you apprised of further developments. As always, please contact your Aquila Regional Sales Manager, or call Aquila’s Sales Desk at 800-437-1020, if you have any questions or require additional information.

For financial professional use only. Not for use with the public.

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports, and other information are also available for free on the SEC’s website (www.sec.gov). Shareholders should read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.

Mutual fund investing involves risk; loss of principal is possible. Investment risks include, but are not limited to, potential loss of value, market risk, financial risk, interest rate and credit rate risk, and investments in highly-leveraged companies, lower-quality debt securities, foreign markets and foreign currencies. High-yield bonds are subject to greater credit risk, default risk, and liquidity risk. State-specific fund performance could be more volatile than that of funds with greater geographic diversification.

Before investing in any mutual fund offered by Aquila Group of Funds, carefully read about and consider the investment objectives, risks, charges, expenses, and other information found in the fund’s prospectus. The prospectus is available when you visit www.aquilafunds.com and by calling 800-437-1020.

Aquila Distributors LLC

800-437-1020

www.aquilafunds.com

AQL-AMT-SME-062024

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